UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: November 9, 2017

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated November 9, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 9, 2017	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
THIRD QUARTER 2017 RESULTS
Highlights

•
Reported consolidated GAAP net loss attributable to shareholders of Teekay of $12.6 million, or $0.15 per share, and consolidated adjusted net loss attributable to shareholders of Teekay(1) of $35.6 million, or $0.41 per share, in the third quarter of 2017.

•
Generated GAAP consolidated loss from vessel operations of $189.8 million (inclusive of $243.7 million of impairment charges) and consolidated total cash flow from vessel operations(1) of $238.1 million in the third quarter of 2017.

•	In September 2017, Teekay and Teekay Offshore completed the previously announced strategic partnership with Brookfield.

•
Subsequent to September 30, 2017, Teekay Offshore's Randgrid FSO unit commenced its charter contract with Statoil and Teekay Offshore took delivery of two of the East Coast Canada shuttle tanker newbuildings and one towage newbuilding vessel.

•
Subsequent to September 30, 2017, Teekay LNG took delivery of two MEGI LNG carrier newbuildings and a 30-percent owned LNG carrier newbuilding, each of which immediately commenced charter contracts with Shell.

•	Two leading independent proxy advisory firms have both recommended to vote "FOR" Teekay Tankers' proposed charter amendment to permit its proposed strategic merger with Tanker Investments Ltd. (TIL).
Hamilton, Bermuda, November 9, 2017 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported the Company's results for the quarter ended September 30, 2017. These results include the Company’s three publicly-listed subsidiaries Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK), and Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE:TOO) (collectively, the Daughter Entities), and all remaining subsidiaries of the Company. The Company, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the third quarter 2017 earnings releases of Teekay LNG, Teekay Tankers and Teekay Offshore, which are available on the Company’s website at www.teekay.com, for additional information on their respective results.
Summary Financial Information

	Three Months Ended
	September 30,	June 30,	September 30,
	2017	2017	2016
(in thousands of U.S. dollars, except per share data)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	500,781	513,923	547,639
(Loss) income from vessel operations	(189,846)	48,286	89,765
Equity income (loss)	1,264	(47,984)	21,070
Net (loss) income attributable to shareholders of Teekay	(12,582)	(80,152)	6,072
(Loss) income per share attributable to shareholders of Teekay	(0.15)	(0.93)	0.07
NON-GAAP FINANCIAL COMPARISON
Total Cash Flow from Vessel Operations (CFVO)(1)	238,060	254,496	285,514
Adjusted Net Loss attributable to shareholders of Teekay(1)	(35,638)	(38,145)	(19,536)
Adjusted Loss per share attributable to shareholders of Teekay(1)	(0.41)	(0.44)	(0.23)
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent GPCO Cash Flow(1)	7,162	3,287	6,370
Teekay Parent OPCO Cash Flow(1)	(19,055)	(22,854)	(13,144)
Total Teekay Parent Free Cash Flow(1)	(11,893)	(19,567)	(6,774)
(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay LNG and Teekay Tankers are consolidated in the Company's financial statements and, up to the September 25, 2017 closing of the strategic partnership with Brookfield Business Partners L.P., together with its institutional partners (collectively Brookfield), Teekay Offshore was consolidated in the Company's financial statements. In connection with Brookfield's acquisition of a 49 percent interest in Teekay Offshore's general partner, Teekay Offshore GP LLC (or TOO GP), Teekay and Brookfield entered into an amended limited liability company agreement whereby Brookfield obtained certain participatory rights in the management of TOO GP, which resulted in Teekay deconsolidating Teekay Offshore for accounting purposes on September 25, 2017. Subsequent to the closing of the Brookfield transaction, Teekay retains significant influence over Teekay Offshore and accounts for its investment in Teekay Offshore using the equity method. Please see “Summary of Recent Events --Teekay Offshore” for additional information about the Brookfield transaction.

CEO Commentary

“Since reporting earnings in August 2017, we have been focused on completing strategic transactions, vessel deliveries and financing initiatives across the Teekay Group, which we believe will strengthen each of our businesses,” commented Kenneth Hvid, Teekay’s President and Chief Executive Officer. “Teekay and Teekay Offshore have completed their strategic partnership with Brookfield, Teekay Tankers has secured support from two leading independent proxy advisory firms for its proposed charter amendment to permit its merger with TIL, and Teekay LNG continues to execute on the delivery and financing of its newbuilding projects." Mr. Hvid continued, “Teekay LNG and Teekay Offshore’s projects are now starting to deliver which are expected to provide significant future cash flow growth.”

“With respect to Teekay Parent’s directly-owned assets, we believe Centrica Energy’s previously announced drilling campaign on the Chestnut field in the North Sea, which is serviced by our Hummingbird Spirit FPSO unit, is expected to increase production, thereby increasing Teekay Parent’s cash flows. Our new three-year contract extension for the Hummingbird Spirit FPSO contract took effect in October 2017, and now includes a component providing potential upside based on oil production and oil prices, as is also the case with Teekay Parent's other two FPSO units, the Banff and Foinaven FPSO units.”

Mr. Hvid added, “We are starting to see green shoots of an energy recovery in our LNG, offshore and crude oil tanker businesses. With market-leading positions and strong operational platforms, we believe each of our businesses are well-positioned to benefit from and take advantage of future opportunities as our markets continue to recover.”

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results during the quarter ended September 30, 2017, compared to the same period of the prior year, were impacted primarily by $243.7 million of impairment charges. In addition, as a result of the Brookfield transaction, the Company recorded a $103.2 million loss on deconsolidation of Teekay Offshore and recognized previously deferred gains of $349.6 million within net loss attributable to non-controlling interests related to previous sales of vessels from Teekay Parent to Teekay Offshore.

In addition, the Company's consolidated results were impacted by lower cash flows from Teekay Parent related to the scheduled maintenance for the Foinaven FPSO unit in the third quarter of 2017 and an insurance recovery recognized for the Banff FPSO unit in the third quarter of 2016; lower income and cash flows from Teekay LNG's six LPG carriers on charter to I.M. Skaugen (Skaugen) as a result of uncollected hire; a reduction in income and cash flows in Teekay Tankers due to lower average spot tanker rates; and lower income and cash flows in Teekay Offshore primarily due to the redelivery of the Petrojarl Varg (Varg) FPSO unit in July 2016, the redelivery of an FSO unit in October 2016 and the non-payment of charter hire for the Arendal Spirit UMS since early-November 2016 and subsequent charter termination in April 2017.

These decreases were partially offset primarily by higher results for the Banff FPSO due to a production tariff linked to oil price commencing August 1, 2017, and higher income and cash flows from Teekay LNG as a result of the deliveries of two MEGI LNG carrier newbuildings in 2016 and 2017, the Oak Spirit and Torben Spirit, which commenced their respective charter contracts.
Teekay Parent
Teekay Parent GPCO Cash Flow, which includes distributions and dividends paid to Teekay Parent from Teekay’s Daughter Entities in the following quarter, less Teekay Parent’s corporate general and administrative expenses, was $7.2 million for the quarter ended September 30, 2017, compared to $6.4 million for the same period of the prior year. This increase was primarily due to certain cost recoveries from Teekay Offshore in the third quarter of 2017, partially offset by a reduction in the cash distribution from Teekay Offshore as a result of the recent strategic partnership with Brookfield (see “Summary of Recent Events--Teekay Offshore” below for additional information on this transaction).

Teekay Parent OPCO Cash Flow, which includes cash flow attributable to assets directly-owned by, or chartered-in to, Teekay Parent, net of interest expense and dry-dock expenditures, decreased to negative $19.1 million for the three months ended September 30, 2017, from negative $13.1 million for the same period of the prior year. The decrease was primarily due to lower revenues and higher repairs and maintenance costs relating to the scheduled maintenance for the Foinaven FPSO unit in the third quarter of 2017, the sale of the Shoshone Spirit VLCC in the fourth quarter of 2016, and lower average spot tanker rates, partially offset by higher revenues from the Banff FPSO unit due to a contractual production tariff linked to oil prices which commenced on August 1, 2017 and the commencement of a one-year charter contract for the Polar Spirit LNG in the second quarter of 2017 and a seven-month contract for the Arctic Spirit LNG in the third quarter of 2017.
Total Teekay Parent Free Cash Flow, which is the total of Teekay Parent GPCO Cash Flow and Teekay Parent OPCO Cash Flow, was negative $11.9 million during the third quarter of 2017, compared to negative $6.8 million for the same period of the prior year. Please refer to Appendix D of this release for additional information about Teekay Parent Free Cash Flow.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary Results of Daughter Entities
Teekay LNG
Teekay LNG's results decreased during the quarter ended September 30, 2017, compared to the same period of the prior year, primarily due to lower revenues from Teekay LNG's six LPG carriers on charter to Skaugen as a result of uncollected hire and lower revenues from Teekay LNG’s 50 percent-owned joint venture with Exmar due to lower spot rates. These decreases were partially offset by, among other things, the deliveries of two MEGI LNG carrier newbuildings and the commencement of their respective charter contracts in 2016 and 2017 and the deliveries of three mid-size LPG carriers in Teekay LNG's 50 percent-owned joint venture with Exmar in 2016 and 2017. Please refer to Teekay LNG's third quarter of 2017 earnings release for additional information on the financial results for this entity.

Teekay Tankers
Teekay Tankers' results decreased during the quarter ended September 30, 2017, compared to the same period of the prior year, primarily due to lower average spot tanker rates in the third quarter of 2017 compared to the same period of the prior year. Seasonal weakness, combined with global inventory drawdowns as crude oil pricing moved into backwardation, contributed to weak spot tanker rates in the third quarter of 2017. Since that time, crude tanker rates have improved into the fourth quarter of 2017 supported by refineries returning from seasonal maintenance and an increase in long-haul movements from the Atlantic to the Pacific, which is increasing tanker ton-mile demand. Please refer to Teekay Tankers’ third quarter 2017 earnings release for additional information on the financial results for this entity.

Teekay Offshore
Teekay Offshore’s results decreased during the quarter ended September 30, 2017, compared to the same period of the prior year, primarily due to the redelivery to Teekay Offshore of the Varg FPSO unit (which left its field at the end of July 2016), the redelivery of an FSO unit in October 2016, the non-payment of charter hire for the Arendal Spirit UMS since early-November 2016 and subsequent charter termination, and higher operating expenses relating to Teekay Offshore's FPSO fleet. These decreases were partially offset by higher project revenues during the third quarter of 2017 and lower operating expenses from Teekay Offshore's shuttle tanker fleet. Please refer to Teekay Offshore’s third quarter of 2017 earnings release for additional information on the financial results for this entity.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent

In October 2017, Teekay Parent terminated the charter-in contracts prior to their expiration dates for its two remaining in-chartered conventional tankers, the Constitution Spirit and Sentinel Spirit, resulting in a net termination fee payment of approximately $1.6 million, which terminations are expected to improve Teekay Parent's cash flows in the future.

On November 7, 2017, the U.S. District Court for the Western District of Washington ruled in the Company's favor on all claims and dismissed with prejudice the securities law class action complaint that had been filed against Teekay and certain of the Company's officers on March 1, 2016 in the U.S. District Court for the District of Connecticut and which had been transferred to the U.S. District Court for the Western District of Washington on November 18, 2016.

Teekay LNG

In October and November 2017, Teekay LNG took delivery of two MEGI LNG carrier newbuildings, the Macoma and Murex, chartered to Royal Dutch Shell (Shell), which immediately commenced their six and seven-year charter contracts, plus extension options, respectively.

In October 2017, Teekay LNG’s 30-percent owned joint venture with China LNG Shipping (Holdings) Limited and CETS (an affiliate of China National Offshore Oil Corporation (CNOOC)) took delivery of an LNG carrier newbuilding, the Pan Asia, which immediately commenced its 20-year charter contract with Shell.

Teekay Offshore

In September 2017, Teekay Offshore completed the previously announced strategic partnership with Brookfield, and related transactions (collectively the Brookfield Transaction), which included the following, among others:

•
Brookfield and Teekay Parent invested $610 million and $30 million, respectively, in Teekay Offshore at a price of $2.50 per common unit and received 65.5 million Teekay Offshore warrants (Warrants) on a pro rata basis. Following the transaction, Brookfield owns approximately 60 percent and Teekay Parent owns approximately 14 percent of the common units of Teekay Offshore;

•
Brookfield acquired from Teekay Parent both a 49 percent interest in TOO GP in exchange for $4 million and an option to acquire an additional two percent of TOO GP, subject to the satisfaction of certain conditions, in exchange for 1.0 million of the Warrants issued to Brookfield;

•
Teekay Offshore repurchased and canceled all $304 million of the outstanding Series C-1 and Series D preferred units from the existing unitholders for an aggregate of approximately $250 million in cash, which will save approximately $28 million annually in cash distributions. Concurrently, Teekay Offshore's Series D tranche B warrants to purchase common units issued on June 29, 2016, were amended to reduce the exercise price from $6.05 to $4.55;

•	Teekay Offshore extended the mandatory prepayment date for the Arendal Spirit UMS debt facility to September 30, 2018 in exchange for a principal prepayment of $30 million;

•
Brookfield acquired from Teekay Parent an existing $200 million loan, previously extended to Teekay Offshore, in exchange for $140 million in cash and 11.4 million of the Warrants initially issued to Brookfield. Brookfield extended the maturity date of the loan from 2019 to 2022;

•
Teekay Offshore transferred its shuttle tanker business into a new, wholly-owned, non-recourse subsidiary, Teekay Shuttle Tankers L.L.C. (ShuttleCo). As part of the formation of ShuttleCo, a majority of Teekay Offshore's shuttle tanker fleet was refinanced with a new $600 million, five-year debt facility, and two 50 percent-owned

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4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

vessels were refinanced with a new $71 million, four-year debt facility. In addition, an existing $250 million debt facility secured by the three East Coast of Canada newbuildings, and an existing $141 million private placement bond secured by two vessels, were transferred from Teekay Offshore to ShuttleCo;

•
All of Teekay Offshore's existing NOK bonds due to mature in late-2018 are expected to be repurchased with proceeds from a new five-year $250 million U.S. Dollar denominated bond offering by ShuttleCo in the Norwegian bond market, which priced at a fixed coupon of 7.125 percent per annum; and

•
Certain financial institutions providing interest rate swaps to Teekay Offshore (i) lowered the fixed interest rate on the swaps, (ii) extended the termination option of the swaps by two years to 2021, and (iii) eliminated the financial guarantee and security package currently provided by Teekay Parent in return for a prepayment amount and fees.

In October 2017, the Randgrid FSO unit, which was converted from one of Teekay Offshore’s shuttle tankers at Sembcorp’s Sembawang shipyard in Singapore, commenced its charter contract with Statoil on the Gina Krog oil and gas field in the Norwegian sector of the North Sea.
In November 2017, Teekay Offshore entered into a heads of terms with Premier Oil to extend the employment of the Voyageur Spirit FPSO unit on the Huntington field for an additional twelve months out to April 2019. The new contract, which will take effect in April 2018, will include a fixed rate component and an upside component based on the oil production and oil prices.
Teekay Offshore received notice from the charterer, Petrobras, that it plans to redeliver the Rio das Ostras FPSO unit to Teekay Offshore upon completion of the unit's firm charter contract in January 2018. As a result, Teekay Offshore is seeking redeployment opportunities.
In October and November 2017, Teekay Offshore took delivery of the first two East Coast Canada shuttle tanker newbuildings, the Beothuk Spirit and Norse Spirit, which are scheduled to commence long-term charters in December 2017 and January 2018 with a group of companies that includes Canada Hibernia Holding Corporation, Chevron Canada, Exxon Mobil, Husky Energy, Mosbacher Operating Ltd., Murphy Oil, Nalcor Energy, Statoil and Suncor Energy. These newbuildings will replace two existing shuttle tankers that are currently operating in East Coast Canada, with the first replaced vessel transferring to the North Sea to provide required capacity in Teekay Offshore's Contract of Affreighment (CoA) fleet and the second replaced vessel redelivering to its owner.
In October 2017, Teekay Offshore took delivery of the third of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings, the ALP Sweeper, constructed by Niigata Shipbuilding & Repair in Japan. Due to the delayed delivery of the vessel, Teekay Offshore received a reimbursement from the shipyard of $8.1 million.
Teekay Tankers
Teekay Tankers has entered into a voting and support agreement with its second largest shareholder, Huber Capital Management LLC (Huber Capital), whereby Huber Capital will vote its shares in favor of increasing the authorized number of Teekay Tankers’ Class A common shares at an upcoming November 17, 2017 special meeting of shareholders, to permit the issuance of Class A common shares as consideration to complete its proposed merger with TIL.
In November 2017, two leading independent proxy advisory firms, Institutional Shareholder Services Inc. (ISS) and Glass, Lewis & Co., LLC (Glass Lewis), both recommended that Teekay Tankers' shareholder vote "FOR" the proposed charter amendment, which will allow Teekay Tankers to effect its proposed merger with TIL, which owns 18 mid-size conventional tankers. ISS and Glass Lewis are leading independent international proxy advisory firms, and their voting analyses and recommendations are relied upon by thousands of major institutional investment firms, mutual funds and fiduciaries throughout the world.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Since August 2017, Teekay Tankers has entered into agreements to sell two 1999-built Aframax tankers for aggregate proceeds of approximately $12.7 million. One Aframax tanker delivered to the buyer in September 2017 and the other is expected to be delivered to the buyer in the second half of November 2017.
In September 2017, Teekay Tankers announced that its Board of Directors had authorized a share repurchase program for the repurchase of up to $45 million of Teekay Tankers' Class A common shares.  Shares may be repurchased in the open market at times and prices considered appropriate by Teekay Tankers.
Teekay Tankers secured a time charter-out contract on an Aframax tanker for a firm period of 12 months at a daily rate of $15,000, plus a 12-month extension option at a higher rate, which commenced in October 2017.
Liquidity
As at September 30, 2017, Teekay Parent had total liquidity of approximately $271.9 million (consisting of $231.7 million of cash and cash equivalents and $40.2 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay had consolidated total liquidity of approximately $627.7 million (consisting of $453.3 million of cash and cash equivalents and $174.4 million of undrawn revolving credit facilities). Giving pro-forma effect to Teekay LNG’s $170 million preferred unit issuance in October 2017, Teekay’s consolidated total liquidity at September 30, 2017 would have been approximately $792 million.
As a result of the deconsolidation of Teekay Offshore as of September 25, 2017, Teekay's consolidated total liquidity excludes Teekay Offshore's total liquidity of approximately $416.3 million (excludes $24.3 million included in restricted cash relating to amounts deposited in escrow to pre-fund a portion of the remaining Petrojarl I FPSO upgrade project costs).
Conference Call
The Company plans to host a conference call on Thursday, November 9, 2017 at 2:00 p.m. (ET) to discuss its results for the third quarter of 2017. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 548-4713 or (416) 640-5944, if outside North America, and quoting conference ID code 3371748.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Third Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay
Teekay Corporation operates in the marine midstream space through its ownership of the general partner and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and an interest in the general partner and a portion of the outstanding limited partner interests in Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights of these entities. In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities manage and operate consolidated assets of approximately $7.4 billion, comprised of approximately 220 liquefied gas, offshore, and conventional tanker assets. With offices in 14 countries and approximately 8,000 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Loss Attributable to Shareholders of Teekay, Teekay Parent GPCO Cash Flow, Teekay Parent OPCO Cash Flow, Teekay Parent Free Cash Flow, Net Interest Expense and Adjusted Equity Income, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Cash Flow from Vessel Operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, asset impairments, gains or losses on the sale of vessels and equipment, write-off of deferred revenues and operating expenses and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO - Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. The Company does not control its equity-accounted vessels and investments and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels and other investments is retained within the entities in which the Company holds the equity accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO - Equity Investments may not be available to the Company in the periods such CFVO is generated by its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices C and E of this release for reconciliations of these non-GAAP financial measures to income from vessel operations and income from vessel operations of equity accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Adjusted Net Loss excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, and refer to footnote (4) of the income statement for a reconciliation of adjusted equity income to equity income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Teekay Parent Financial Measures
Teekay Parent Free Cash Flow represents the sum of (a) distributions or dividends (including payments in kind) relating to a given quarter (but received by Teekay Parent in the following quarter) as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers) net of Teekay Parent’s corporate general and administrative expenditures for the given quarter (collectively, Teekay Parent GPCO Cash Flow) plus (b) CFVO attributed to Teekay Parent’s directly-owned and chartered-in assets, less Teekay Parent’s net interest expense and dry-dock expenditures for the given quarter (collectively, Teekay Parent OPCO Cash Flow). Net Interest Expense includes interest expense, interest income and realized gains and losses on interest rate swaps. Please refer to

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Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues(1)	500,781	513,923	547,639	1,558,209	1,776,366

Voyage expenses	(42,454)	(40,640)	(37,213)	(133,891)	(97,102)
Vessel operating expenses	(200,456)	(207,784)	(204,156)	(599,500)	(625,672)
Time-charter hire expense	(28,645)	(30,689)	(33,810)	(98,106)	(111,727)
Depreciation and amortization	(136,942)	(142,741)	(141,688)	(422,713)	(426,924)
General and administrative expenses	(27,662)	(29,541)	(30,052)	(88,641)	(92,890)
Asset impairments(2)	(243,659)	(1,500)	—	(245,159)	(43,649)
Net loss on sale of vessels, equipment and other operating assets	(7,926)	(12,742)	(7,838)	(25,095)	(54,413)
Restructuring charges(1)	(2,883)	—	(3,117)	(5,059)	(22,921)
(Loss) income from vessel operations	(189,846)	48,286	89,765	(59,955)	301,068

Interest expense	(74,499)	(74,383)	(68,490)	(219,237)	(213,948)
Interest income	1,900	1,536	1,143	4,917	3,507
Realized and unrealized (loss) gain on
non-designated derivative instruments(3)	(6,128)	(30,570)	29,926	(43,173)	(166,967)
Equity income (loss)(4)	1,264	(47,984)	21,070	(36,373)	73,706
Income tax (expense) recovery	(5,221)	(3,527)	133	(11,767)	(2,366)
Foreign exchange (loss) gain	(2,642)	(17,342)	6,116	(22,888)	(19,555)
Loss on deconsolidation of Teekay Offshore(5)	(103,188)	—	—	(103,188)	—
Other (loss) income – net	(4,705)	(759)	480	(5,169)	(20,806)
Net (loss) income	(383,065)	(124,743)	80,143	(496,833)	(45,361)
Less: Net loss (income) attributable
to non-controlling interests(6)	370,483	44,591	(74,071)	358,843	(75,159)
Net (loss) income attributable to the shareholders of Teekay Corporation
	(12,582)	(80,152)	6,072	(137,990)	(120,520)
Loss per common share of Teekay Corporation
- Basic	(0.15)	(0.93)	0.07	(1.60)	(1.63)
- Diluted	(0.15)	(0.93)	0.07	(1.60)	(1.63)

Weighted-average number of common shares
outstanding
- Basic	86,261,330	86,259,207	84,887,101	86,232,315	76,887,689
- Diluted	86,261,330	86,259,207	84,973,745	86,232,315	76,887,689

(1)
Restructuring charges for the three and nine months ended September 30, 2017 primarily relate to severance costs from the termination of the charter contract for Teekay Offshore's Arendal Spirit UMS. Restructuring charges for the nine months ended September 30, 2017 also relate to the reorganization and realignment of resources of the Company's strategic development function. Restructuring charges for the three and nine months ended September 30, 2016 primarily relate to the closure of offices and seafarers' severance amounts, part of which were recovered from the customer and which recovery was included in revenues in the consolidated statements of income (loss) for the three and nine months ended September 30, 2016. Restructuring charges for the three and nine months ended September 30, 2016 also include costs related to the reorganization of the Company's FPSO business.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(2)
Asset impairments for the three and nine months ended September 30, 2017 primarily relate to the impairments of two FPSO units in Teekay Parent. Factors contributing to the impairments included changes to the estimated cash flows and carrying values of the asset group for impairment assessment purposes under GAAP as a result of the deconsolidation of Teekay Offshore on September 25, 2017, and a re-evaluation of the estimated future net cash flows of the units. Asset impairments for the three and nine months ended September 30, 2017 also include the impairments of three Suezmax tankers in Teekay LNG. Please refer to Teekay LNG’s third quarter 2017 earnings release for additional information on the asset impairments.  Asset impairments for the nine months ended September 30, 2016 relate to the write-downs of two units for maintenance and safety (UMS) newbuildings as a result of the cancellation of the related construction contracts by Teekay Offshore's subsidiaries within Logitel Offshore Pte. Ltd.

(3)
Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of (loss) income. The realized (losses) gains relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to:
Interest rate swaps	(15,729)	(15,913)	(22,219)	(48,199)	(67,808)
Termination of interest rate swaps	—	(1,006)	—	(610)	(8,140)
Foreign currency forward contracts	1,609	(618)	(2,583)	638	(9,915)
Time-charter swaps	—	360	1,096	1,106	1,222
Forward freight agreements	234	81	—	347	—
	(13,886)	(17,096)	(23,706)	(46,718)	(84,641)
Unrealized gains (losses) relating to:
Interest rate swaps	11,575	(15,517)	47,816	5,181	(96,055)
Foreign currency forward contracts	735	2,809	6,006	4,383	21,070
Stock purchase warrants	(4,461)	(332)	(398)	(5,036)	(8,894)
Time-charter swap	—	(402)	208	(875)	1,553
Forward freight agreements	(91)	(32)	—	(108)	—
	7,758	(13,474)	53,632	3,545	(82,326)
Total realized and unrealized (losses) gains on non-designated derivative instruments	(6,128)	(30,570)	29,926	(43,173)	(166,967)

(4)
The Company’s proportionate share of items within equity income (loss) as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income (loss) as reflected in the consolidated statements of (loss) income, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Equity income (loss)	1,264	(47,984)	21,070	(36,373)	73,706
Proportionate share of unrealized (gains) losses on derivative instruments	(3,804)	3,853	(6,616)	(2,026)	(1,921)
Other(i)	6,963	49,994	(2,526)	57,719	(1,517)
Equity income adjusted for items in Appendix A	4,423	5,863	11,928	19,320	70,268

(i)
Other for the three and nine months ended September 30, 2017 include realized losses on cross-currency swap and interest rate swap amendments in Teekay Offshore and foreign currency exchange gains and losses in the Company's equity accounted investments. Refer to footnote (2) of Appendix A included in this release for further details. Other for the three months ended June 30, 2017 and nine months ended September 30, 2017 include the write-down of the Company's and Teekay Tankers' equity investments in TIL to their estimated fair value, based on the best available indication of fair value at June 30, 2017, which was the TIL share price as on that date.  This resulted in a consolidated non-cash impairment charge of $48.6 million during the quarter ended June 30, 2017, related to their equity investments in TIL.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(5)
In connection with Brookfield's acquisition of the 49 percent interest in TOO GP, Teekay and Brookfield entered into an amended limited liability company agreement whereby Brookfield obtained certain participatory rights in the management of TOO GP, which resulted in Teekay deconsolidating Teekay Offshore for accounting purposes on September 25, 2017. Subsequent to the closing of the Brookfield transaction, Teekay retains significant influence over Teekay Offshore and accounts for its investment in Teekay Offshore using the equity method.

The following table shows the impact from the deconsolidation of Teekay Offshore on September 25, 2017. On such date, the Company recognized both the net cash proceeds it received as part of the Brookfield transaction and the fair value of its retained interests in Teekay Offshore, including common units, warrants, intercorporate loans and vessel charters with Teekay Offshore, and derecognized the carrying value of both Teekay Offshore’s net assets and the non-controlling interest in Teekay Offshore, with the difference between the amounts recognized and derecognized being the loss on deconsolidation.

As of September 25, 2017
(unaudited)
Net cash proceeds received by Teekay	139,693
Fair value of Teekay's net investment in Teekay Offshore	203,140
Carrying value of the non-controlling interest in Teekay Offshore	1,138,275
Subtotal	1,481,108
Less:
Carrying value of Teekay Offshore's net assets on deconsolidation	(1,584,296)
Loss on deconsolidation of Teekay Offshore	(103,188)

(6)
Subsequent to the formation of the Daughter Entities, Teekay sold certain vessels to the Daughter Entities. Even though the Daughter Entities were not wholly-owned subsidiaries of Teekay, all of the gain or loss on sales of these vessels was fully eliminated upon consolidation. Consequently, the portion of the gain or loss attributable to Teekay’s reduced interest in the vessels was deferred. The total unrecognized net deferred gain relating to the vessels previously sold from Teekay to Teekay Offshore was $349.6 million. Upon deconsolidation of Teekay Offshore, such amount was recognized in net loss (income) attributable to non-controlling interests.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at September 30,	As at June 30,	As at December 31,
	2017(1)	2017	2016
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	231,669	110,249	146,362
Cash and cash equivalents - Teekay LNG	161,008	191,110	126,146
Cash and cash equivalents - Teekay Offshore	—	212,267	227,378
Cash and cash equivalents - Teekay Tankers	60,606	87,255	68,108
Other current assets	339,277	331,954	389,727
Restricted cash - Teekay Parent	4,820	4,534	4,562
Restricted cash - Teekay LNG	93,012	108,243	117,027
Restricted cash - Teekay Offshore	—	99,720	114,909
Restricted cash - Teekay Tankers	4,317	1,380	750
Assets held for sale	23,400	23,900	61,282
Vessels and equipment - Teekay Parent	346,090	568,042	602,672
Vessels and equipment - Teekay LNG	1,960,207	2,014,909	1,858,381
Vessels and equipment - Teekay Offshore	—	3,997,446	4,084,803
Vessels and equipment - Teekay Tankers	1,514,685	1,554,055	1,605,372
Advances on newbuilding contracts/conversions	492,800	1,082,277	987,658
Investment in equity accounted investees(1)	1,187,648	978,266	1,010,308
Investment in direct financing leases	633,805	653,846	660,594
Other assets	235,863	491,883	482,908
Intangible assets	97,949	82,466	89,175
Goodwill	43,692	176,630	176,630
Total Assets	7,430,848	12,770,432	12,814,752
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	217,771	437,564	448,670
Advances from affiliates	79,208	12,275	8,522
Current portion of long-term debt - Teekay Parent	52,115	52,113	52,169
Current portion of long-term debt - Teekay LNG	624,824	301,236	228,864
Current portion of long-term debt - Teekay Offshore	—	891,558	586,892
Current portion of long-term debt - Teekay Tankers	166,185	150,254	171,019
Long-term debt - Teekay Parent	754,085	730,892	680,241
Long-term debt - Teekay LNG	1,975,849	2,192,615	1,955,201
Long-term debt - Teekay Offshore	—	2,252,561	2,596,002
Long-term debt - Teekay Tankers	630,676	671,532	761,997
Derivative liabilities	134,244	481,564	530,854
In process revenue contracts	42,618	103,884	122,690
Other long-term liabilities	131,115	328,823	333,236
Redeemable non-controlling interest	—	249,778	249,102
Equity:
Non-controlling interests	1,833,095	3,108,941	3,189,928
Shareholders of Teekay	789,063	804,842	899,365
Total Liabilities and Equity	7,430,848	12,770,432	12,814,752

Net debt - Teekay Parent(2)	569,711	668,222	581,486
Net debt - Teekay LNG(2)	2,346,653	2,194,498	1,940,892
Net debt - Teekay Offshore(2)	—	2,832,132	2,840,607
Net debt - Teekay Tankers(2)	731,938	733,151	864,158
(1) Refer to footnote (5) of the summary consolidated statements of (loss) income included in this release for further details.
(2) Net debt is a non-GAAP financial measure and represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2017	2016
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net loss	(496,833)	(45,361)
Non-cash items:
Depreciation and amortization	422,713	426,924
Amortization of in-process revenue contracts	(22,307)	(21,191)
Unrealized gains on derivative instruments	(94,532)	(10,847)
Net loss on sale of vessels, equipment and other operating assets	25,095	43,649
Asset impairments	245,159	54,413
Equity loss (income), net of dividends received	72,159	(37,393)
Income tax expense	11,767	2,366
Unrealized foreign exchange loss and other	111,216	96,257
Deconsolidation loss	103,188	—
Change in operating assets and liabilities	72,558	28,797
Expenditures for dry docking	(38,704)	(33,841)
Net operating cash flow	411,479	503,773

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	680,261	1,568,348
Prepayments of long-term debt	(314,029)	(1,532,606)
Scheduled repayments of long-term debt	(615,337)	(616,343)
Decrease in restricted cash	105,999	27,384
Net proceeds from equity issuances of subsidiaries	8,521	190,007
Net proceeds from equity issuances of Teekay Corporation	—	101,900
Distributions paid from subsidiaries to non-controlling interests	(88,133)	(98,657)
Cash dividends paid	(14,235)	(12,667)
Proceeds from sales-leaseback of vessels	153,000	—
Other financing activities	(24,348)	(17,567)
Net financing cash flow	(108,301)	(390,201)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(694,507)	(547,345)
Proceeds from sale of vessels and equipment	67,440	163,588
Proceeds from sale-leaseback of vessels	335,830	355,306
Investment in equity-accounted investments	(109,580)	(63,120)
Advances to joint ventures and joint venture partners	(12,576)	(12,259)
Cash of Teekay Offshore upon deconsolidation, net of proceeds received	(17,977)	—
Other investing activities	13,481	17,162
Net investing cash flow	(417,889)	(86,668)

(Decrease) increase in cash and cash equivalents	(114,711)	26,904
Cash and cash equivalents, beginning of the period	567,994	678,392
Cash and cash equivalents, end of the period	453,283	705,296

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Loss
(in thousands of U.S. dollars, except per share data)

	Three Months Ended
	September 30,		June 30,		September 30,
	2017		2017		2016
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net (loss) income – GAAP basis	(383,065)		(124,743)		80,143
Adjust for: Net loss (income) attributable to
non-controlling interests	370,483		44,591		(74,071)
Net (loss) income attributable to
shareholders of Teekay	(12,582)	(0.15)	(80,152)	(0.93)	6,072	0.07
Add (subtract) specific items affecting net (loss):
Unrealized (gains) losses from derivative instruments(2)	(11,555)	(0.13)	18,148	0.21	(60,245)	(0.72)
Foreign exchange (gains) losses(3)	(853)	(0.01)	12,263	0.14	(11,815)	(0.14)
Net loss on sale of vessels, equipment and other operating assets	7,926	0.09	12,742	0.15	(2,931)	(0.03)
Asset impairments(4)	243,659	2.82	50,071	0.58	8,330	0.10
Restructuring charges, net of recovery(5)	2,909	0.03	—	—	1,687	0.02
Realized loss on interest rate swap amendments	5,347	0.06	—	—	—	—
Loss on deconsolidation of Teekay Offshore(6)	103,188	1.20	—	—	—	—
Other(7)	8,371	0.10	17,311	0.20	582	0.01
Non-controlling interests’ share of items above(8)	(382,048)	(4.42)	(68,528)	(0.79)	38,784	0.46
Total adjustments	(23,056)	(0.26)	42,007	0.49	(25,608)	(0.30)
Adjusted net loss attributable to
shareholders of Teekay	(35,638)	(0.41)	(38,145)	(0.44)	(19,536)	(0.23)

(1)	Basic per share amounts.

(2)
Reflects the unrealized (gains) losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those investments included in the Company's proportionate share of equity income (loss) from joint ventures, and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)
Foreign currency exchange (gains) losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Refer to footnote (4) of the summary consolidated statements of (loss) income included in this release for further details.

(5)	Refer to footnote (1) of the summary consolidated statements of (loss) income included in this release for further details.

(6)	Refer to footnote (5) of the summary consolidated statements of (loss) income included in this release for further details.

(7)
Other for the three months ended September 30, 2017 primarily relates to the settlement of a contingent liability in Teekay Offshore, legal fees associated with the Brookfield transaction, legal fees associated with Teekay Tanker's proposed merger with TIL, and costs, including those associated with interest rate swaps, related to projects during their pre-operational phases.

(8)
Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table. “Non-controlling interests’ share of items above” for the three months ended September 30, 2017 also includes the recognition of previously deferred gains of $349.6 million.  See footnote (6) of the summary consolidated statements of (loss) income included in this release for further details.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Loss for the Three Months Ended
September 30, 2017
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation	Total
	Offshore(1)	LNG	Tankers	Parent	Adjustments(2)

Revenues	255,781	104,285	91,238	72,022	(22,545)	500,781
					—
Voyage expenses	(23,465)	(1,466)	(18,303)	(562)	1,342	(42,454)
Vessel operating expenses	(81,110)	(26,724)	(40,958)	(51,774)	110	(200,456)
Time-charter hire expense	(19,329)	—	(5,835)	(21,968)	18,487	(28,645)
Depreciation and amortization	(70,393)	(24,980)	(24,328)	(17,241)	—	(136,942)
General and administrative expenses	(18,403)	(2,793)	(7,622)	(1,450)	2,606	(27,662)
Asset impairments	—	(38,000)	—	(205,659)	—	(243,659)
Net loss on sale of vessels, equipment and
other operating assets	—	—	(7,926)	—	—	(7,926)
Restructuring charges	(2,697)	—	—	(186)	—	(2,883)

Income (loss) from vessel operations	40,384	10,322	(13,734)	(226,818)	—	(189,846)

Interest expense	(36,287)	(20,091)	(7,299)	(17,440)	6,618	(74,499)
Interest income	664	602	305	6,947	(6,618)	1,900
Realized and unrealized (loss) gain	—
on derivative instruments	(606)	(2,178)	390	(3,734)	—	(6,128)
Equity income (loss)	4,128	1,417	(274)	(4,007)	—	1,264
Equity in earnings of subsidiaries(3)	—	—	—	331,418	(331,418)	—
Income tax expense	(2,142)	(750)	(1,864)	(465)	—	(5,221)
Foreign exchange (loss) gain	(3,362)	(5,104)	81	5,743	—	(2,642)
Other (loss) income - net	(4,837)	356	15	(239)	—	(4,705)
Loss on deconsolidation of Teekay Offshore	—	—	—	(103,987)	799	(103,188)
Net loss	(2,058)	(15,426)	(22,380)	(12,582)	(330,619)	(383,065)
Less: Net income attributable
to non-controlling interests(4)	(2,351)	(3,470)	—	—	376,304	370,483
Net loss attributable to shareholders/
unitholders of publicly-listed entities	(4,409)	(18,896)	(22,380)	(12,582)	45,685	(12,582)

(1)
Teekay Offshore was consolidated by the Company for the period up to September 25, 2017 and equity accounted for thereafter. Teekay Offshore recorded in its full quarter results for the third quarter of 2017 impairment charges of $316.7 million. These impairment charges are not reflected in Teekay Offshore's results in the table above as Teekay Offshore is consolidated only up to September 25, 2017. However, the Company's proportionate share of those impairment charges are effectively included in Teekay Parent as part of the calculation of Loss on deconsolidation of Teekay Offshore.

(2)	Consolidation Adjustments column includes adjustments which eliminate transactions between subsidiaries (a) Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Parent.

(3)
Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries. Refer to footnote (6) of the summary consolidated statements of (loss) income included in this release for further details.

(4)
Net income attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represents the joint venture partners’ share of the net income or loss of their respective joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended September 30, 2017
(in thousands of U.S. dollars)
(unaudited)

					Teekay
	Conventional			Corporate	Parent
	Tankers	FPSOs(1)	Other(2)	G&A(3)	Total

Revenues	1,041	51,254	19,727	—	72,022
					—
Voyage expenses	(92)	(9)	(461)	—	(562)
Vessel operating expenses	(1,457)	(40,438)	(9,879)	—	(51,774)
Time-charter hire expense	(2,423)	(7,714)	(11,831)	—	(21,968)
Depreciation and amortization	—	(17,320)	79	—	(17,241)
General and administrative expenses	(146)	(4,071)	2,271	496	(1,450)
Asset impairments	—	(205,659)	—	—	(205,659)
Restructuring charges	—	—	(186)	—	(186)
(Loss) income from vessel operations	(3,077)	(223,957)	(280)	496	(226,818)

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations

(Loss) income from vessel operations	(3,077)	(223,957)	(280)	496	(226,818)
Depreciation and amortization	—	17,320	(79)	—	17,241
Asset impairments	—	205,659	—	—	205,659
Amortization of in-process revenue					—
contracts and other	—	(1,483)	(646)	—	(2,129)
Realized gains from the					—
settlements of non-designated					—
derivative instruments	—	560	—	—	560
CFVO - Consolidated(4)	(3,077)	(1,901)	(1,005)	496	(5,487)
CFVO - Equity Investments	629	(990)	(1,025)	—	(1,386)
CFVO - Total	(2,448)	(2,891)	(2,030)	496	(6,873)

(1)	Includes recoveries from Teekay Offshore for business development costs.

(2)	Includes the results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.

(3)	Includes recoveries from Teekay Offshore for legal expenses.

(4)
In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended September 30, 2017, Teekay Parent received cash distributions and dividends from these subsidiaries totaling $6.7 million. The distributions and dividends received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D this release for further details.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2017	2017	2017	2016	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT GPCO CASH FLOW
Daughter Entities distributions
to Teekay Parent(1)
Limited Partner interests(2)
Teekay LNG	3,529	3,529	3,529	3,529	3,529
Teekay Offshore	566	444	4,624	4,465	4,305
GP interests
Teekay LNG	228	228	228	227	227
Teekay Offshore	16	31	336	331	321
Other Dividends
Teekay Tankers(2)(3)	1,690	1,690	1,276	1,276	1,212
Teekay Offshore(4)	637	683	683	683	683
Total Daughter Entity Distributions	6,666	6,605	10,676	10,511	10,277
Less:
Corporate general and
administrative expenses(5)	496	(3,318)	(5,956)	(6,759)	(3,907)
Total Parent GPCO Cash Flow	7,162	3,287	4,720	3,752	6,370
TEEKAY PARENT OPCO CASH FLOW
Teekay Parent cash flow from
vessel operations(6)
Conventional Tankers	(3,077)	(2,988)	(2,459)	(2,372)	(363)
FPSOs(7)	(1,901)	(3,089)	(4,830)	6,522	2,295
Other(8)	(1,005)	(3,997)	(6,040)	134	(1,818)
Total(9)	(5,983)	(10,074)	(13,329)	4,284	114
Less: Net interest expense(10)	(13,072)	(12,780)	(12,362)	(12,314)	(13,258)
Teekay Parent OPCO Cash Flow	(19,055)	(22,854)	(25,691)	(8,030)	(13,144)
TOTAL TEEKAY PARENT FREE
CASH FLOW	(11,893)	(19,567)	(20,971)	(4,278)	(6,774)
Weighted-average number of
common shares - Basic	86,261,330	86,259,207	86,183,831	86,131,038	84,887,101

(1)
Daughter Entity dividends and distributions for a given quarter consists of the amount of dividends and distributions (including payments in kind) relating to such quarter but received by Teekay Parent in the following quarter. The limited partner and general partner distributions received from Teekay Offshore for the quarters ended September 30, 2017, June 30, 2017, March 31, 2017, December 31, 2016, and September 30, 2016 were paid-in-kind in the form of new Teekay Offshore common units.

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(2)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly-traded subsidiary and period as follows:

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30
	2017	2017	2017	2016	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.14	$0.14	$0.14	$0.14	$0.14
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274
Total distribution	$3,529,158	$3,529,158	$3,529,158	$3,529,158	$3,529,158
Teekay Offshore
Distribution per common unit	$0.01	$0.01	$0.11	$0.11	$0.11
Common units owned by
Teekay Parent	56,587,484	44,400,566	42,037,728	40,589,218	39,138,991
Total distribution	$565,875	$444,006	$4,624,150	$4,464,814	$4,305,289
Teekay Tankers
Dividend per share	$0.03	$0.03	$0.03	$0.03	$0.03
Shares owned by Teekay Parent(3)	56,317,627	56,317,627	42,542,403	42,542,403	40,387,231
Total dividend	$1,689,529	$1,689,529	$1,276,272	$1,276,272	$1,211,617

(3)
Includes Class A and Class B shareholdings. Teekay Tankers' current dividend policy is to pay out 30 percent to 50 percent of its quarterly adjusted net income (as defined) with a minimum quarterly dividend of $0.03 per share.

(4)
Includes distributions from Teekay Parent's interest in Teekay Offshore's 10.5% Series D Preferred Units acquired in June 2016. The distribution received for the quarters ended June 30, 2017, March 31, 2017, December 31, 2016 and September 30, 2016 were paid-in-kind in the form of new Teekay Offshore common units. All outstanding Series D Preferred Units were repurchased by Teekay Offshore in September 2017 as part of the Brookfield Transaction.

(5)
Includes recoveries from Teekay Offshore for legal expenses for the three months ended September 30, 2017. Includes a one-time compensation cost associated with the retirement of Teekay Corporation's Chief Executive Officer for the three months ended December 31, 2016.

(6)	Please refer to Appendices C and E for additional financial information on Teekay Parent’s cash flow from vessel operations.

(7)	Includes recoveries from Teekay Offshore for business development costs for the three months ended September 30, 2017.

(8)
Includes $0.4 million, $0.9 million, $2.2 million, $0.3 million, and $1.1 million for the three months ended June 30, 2017, March 31, 2017, December 31, 2016, and September 30, 2016, respectively, relating to 50 percent of the CFVO from TTOL. Teekay Parent owned 50 percent of TTOL for the period up to May 31, 2017, when Teekay Tankers purchased the remaining 50 percent of TTOL from Teekay Parent.

(9)	Excludes corporate general and administrative expenses relating to Teekay Parent GPCO Cash Flow.

(10)
Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	September 30,	June 30,	September 30,
	2017	2017	2016
	(unaudited)	(unaudited)	(unaudited)
(Loss) income from vessel operations	(189,846)	48,286	89,765
Depreciation and amortization	136,942	142,741	141,688
Amortization of in-process revenue contracts and other	(6,737)	(6,241)	(5,921)
Realized gains (losses) from the settlements of non-designated
derivative instruments	1,843	(177)	(1,364)
Asset impairments	243,659	1,500	7,766
Net loss on sale of vessels, equipment and other operating assets	7,926	12,742	72
Termination of Arendal Spirit UMS charter contract	—	8,888	—
Cash flow from time-charter contracts, net of revenue accounted for
as direct finance leases	3,071	6,509	6,809
CFVO - Consolidated	196,858	214,248	238,815
CFVO - Equity Investments (see Appendix E)	41,202	40,248	46,699
CFVO - Total	238,060	254,496	285,514

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2017		June 30, 2017		September 30, 2016
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion	100%(2)	Portion(2)

Revenues	196,281	78,912	176,125	74,082	194,068	81,764
Vessel and other operating expenses	(101,063)	(40,279)	(86,424)	(36,077)	(89,084)	(37,143)
Depreciation and amortization	(48,045)	(19,425)	(40,199)	(17,428)	(39,982)	(17,288)
Income from vessel operations of
equity accounted vessels	47,173	19,208	49,502	20,577	65,002	27,333
Interest expense	(36,568)	(14,878)	(29,607)	(12,383)	(26,604)	(11,278)
Realized and unrealized (loss) gain on
derivative instruments	(21,538)	(3,652)	(20,957)	(6,647)	9,401	3,481
Write-down of other assets(3)	—	—	—	(48,571)	—	—
Other - net	(1,716)	586	(1,284)	(960)	3,663	1,544
Net (loss) income of equity accounted vessels	(12,649)	1,264	(2,346)	(47,984)	51,462	21,080
Income from vessel operations of
equity accounted vessels	47,173	19,208	49,502	20,577	65,002	27,333
Depreciation and amortization	43,134	19,425	40,199	17,428	39,982	17,288
Cash flow from time-charter contracts,
net of revenue accounted for as
direct finance lease	10,017	3,636	9,476	3,361	9,333	3,388
Amortization of in-process
revenue contracts and other	(2,065)	(1,067)	(2,541)	(1,118)	(2,553)	(1,310)
Cash flow from vessel operations
of equity accounted vessels(4)	98,259	41,202	96,636	40,248	111,764	46,699

(1)	The Company’s proportionate share of its equity accounted vessels and other investments, including its investment in Teekay Offshore, ranges from 14 percent to 52 percent.

(2)
On May 31, 2017, Teekay Tankers acquired from Teekay Parent, the remaining 50% interest in TTOL. As a result of the acquisition, the financial information for Teekay Tankers prior to the date that Teekay Tankers acquired interests in TTOL are retroactively adjusted to include the results of TTOL during the periods they were under common control of Teekay and had begun operations. As a result, TTOL's results are no longer included in this table.

(3)	Refer to footnote (4) of the summary consolidated statements of (loss) income included in this release for further details.

(4)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended June 30, 2017
	(unaudited)
					Teekay
	Conventional			Corporate	Parent
	Tankers	FPSOs	Other	G&A	Total

Teekay Parent loss from
vessel operations	(2,988)	(18,618)	(4,466)	(3,318)	(29,390)
Depreciation and amortization	—	17,320	(75)	—	17,245
Amortization of in-process
revenue contracts and other	—	(1,483)	135	—	(1,348)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	(308)	—	—	(308)
Cash flow from vessel
operations - Teekay Parent	(2,988)	(3,089)	(4,406)	(3,318)	(13,801)

	Three Months Ended March 31, 2017
	(unaudited)
					Teekay
	Conventional			Corporate	Parent
	Tankers	FPSOs	Other	G&A	Total

Teekay Parent loss from
vessel operations	(2,459)	(20,411)	(6,846)	(5,956)	(35,672)
Depreciation and amortization	—	17,319	(44)	—	17,275
Amortization of in-process
revenue contracts and other	—	(1,484)	(15)	—	(1,499)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	(254)	—	—	(254)
Cash flow from vessel
operations - Teekay Parent	(2,459)	(4,830)	(6,905)	(5,956)	(20,150)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

	Three Months Ended December 31, 2016
	(unaudited)
					Teekay
	Conventional			Corporate	Parent
	Tankers	FPSOs	Other	G&A	Total

Teekay Parent loss from
vessel operations	(2,323)	(9,151)	(3,297)	(6,759)	(21,530)
Depreciation and amortization	—	17,546	(112)	—	17,434
(Gain) loss on sale of vessels and equipment	(49)	110	—	—	61
Amortization of in-process
revenue contracts and other	—	(1,483)	1,274	—	(209)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	(500)	—	—	(500)
Cash flow from vessel
operations - Teekay Parent	(2,372)	6,522	(2,135)	(6,759)	(4,744)

	Three Months Ended September 30, 2016
	(unaudited)
					Teekay
	Conventional			Corporate	Parent
	Tankers	FPSOs	Other	G&A	Total

Teekay Parent loss from
vessel operations	(363)	(13,116)	(2,002)	(3,907)	(19,388)
Depreciation and amortization	—	17,713	(113)	—	17,600
Amortization of in-process
revenue contracts and other	—	(1,483)	10	—	(1,473)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	(819)	—	—	(819)
Cash flow from vessel
operations - Teekay Parent	(363)	2,295	(2,105)	(3,907)	(4,080)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2017	2017	2017	2016	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest expense	(74,499)	(74,383)	(70,355)	(69,018)	(68,490)
Interest income	1,900	1,536	1,481	1,314	1,143
Interest expense net of interest income - consolidated	(72,599)	(72,847)	(68,874)	(67,704)	(67,347)
Less:
Non-Teekay Parent interest expense net of interest income and adjustment	(60,201)	(60,777)	(57,282)	(56,227)	(55,035)
Interest expense net of interest income - Teekay Parent	(12,398)	(12,070)	(11,592)	(11,477)	(12,312)
Add:
Teekay Parent realized losses on interest rate swaps	(674)	(710)	(770)	(837)	(946)
Net interest expense - Teekay Parent	(13,072)	(12,780)	(12,362)	(12,314)	(13,258)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including: the effects of, and ability of Teekay and the Daughter Entities to execute on, strategic transactions, vessel deliveries and financing initiatives on each of the Company’s businesses; future cash flows from growth projects; the effect of Centrica’s drilling campaign on future production, including the effect of future production and oil prices on Teekay Parent’s cash flows from the Hummingbird Spirit FPSO unit; potential recoveries in the LNG, offshore and crude oil tanker markets; the ability of the Company’s businesses to benefit from and take advantage of the recovery of such markets; increases in tanker ton-mile demand; the effect of charter-in contract terminations on Teekay Parent’s future cash flows; the outcome of the class action lawsuit against Teekay; the timing and cost of delivery and start-up of various newbuildings and conversion/upgrade projects and the commencement of related contracts; the contract terms related to the extension of the employment of the Voyageur Spirit FPSO unit on the Huntington field and the expected impact on the life of the Huntington field; the Rio das Ostras FPSO redeployment; the timing and completion of Teekay Tankers’ merger with TIL; Huber Capital’s expected vote in relation to Teekay Tankers’ merger with TIL; the expected repurchase of Teekay Offshore’s existing NOK bonds due to mature in late-2018; the expected delivery of an Aframax tanker in November 2017; and the potential for repurchases by Teekay Tankers of its common shares under its share repurchase program. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to satisfy the closing conditions of Teekay Tankers’ merger with TIL, including, without limitation, approval of TIL’s shareholders of the merger and of Teekay Tankers’ shareholders of an amendment to its charter required to permit Teekay Tankers to issue the share merger consideration; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would affect expected future growth; changes in the demand for oil, refined products, LNG or LPG; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices; issues with vessel operations; variations in expected levels of field maintenance; increased operating expenses; potential project delays or cancellations; vessel conversion and upgrade delays, newbuilding or conversion specification changes, cost overruns, or shipyard disputes; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels; delays in the commencement of charter or other contracts; the ability to fund remaining capital commitments and debt maturities; the inability to negotiate acceptable terms and final documentation for the Voyageur Spirit FPSO contract extension; the ability of the Partnership to secure redeployment opportunities for the Rio das Ostras FPSO; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2016. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
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